Exhibit 99.1

SaverOne Announces Generation-2 of its Core Technology and Global Aftermarket Product

Petah Tikvah, Israel, October 12, 2022 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company engaged in transportation safety solutions, today announced the release of its second generation technological platform which is the basis for the Global SaverOne System for solving the problem of driver cellular distraction.

The new and advanced second generation product, is built on top-tier elements, including an Analog Devices RF front-end and Xilinx dual core processor and FPGA. The product will operate globally with improved accuracy and response time, enhancing the user experience. The new second generation product has passed laboratory tests for certification by the main international regulatory bodies, the FCC (Federal Communications Commission of the United States) and CE (EU requirements).

The second generation technological platform is also the basis for SaverOne’s OEM solution for vehicle manufacturers as well as for other verticals, within the automotive industry and beyond it.

Ori Gilboa, CEO of SaverOne, commented, “The release of our second generation global product is a very significant milestone for us. In particular, it launches the next phase of our growth and expansion efforts, and enables us to expand sales into global markets, given its ability to operate within all frequencies and protocols. We already have international fleets that are waiting for SaverOne system that is built on our generation-2 technology.”

“Furthermore, our second generation technology significantly broadens the opportunities for new applications and verticals where our technological solution can provide significant value. We have never been more optimistic about our prospects for SaverOne,” concluded Mr. Gilboa.

About the SaverOne System

SaverOne systems is installed in private vehicles, trucks and buses to provide a solution to the problem of driver distraction away from the road, that results from drivers using specific distracting applications on the mobile device while driving, in a way that endangers their safety and the safety of passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile device while driving.

SaverOne’s technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing navigation, without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets, as well as insurance and leasing companies that are very interested in reducing potential damages and significant costs. SaverOne is initially addressing car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company’s protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of transportation safety solutions designed to save lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. The SaverOne system provides an advanced driver safety solution that can identify and monitor mobile phones located in the driver’s vicinity and selectively block use of distracting applications that may become life-threatening.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; the impact of the COVID-19 pandemic, and resulting government actions on us; and other risks and uncertainties, including those listed in the section titled “Risk Factors” in the final prospectus on Form 424b4 filed with the Securities and Exchange Commission on June 6, 2022. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft
+1 212 378 8040
saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat
John@theinvestor.co.il